DAVIDOFF HUTCHER & CITRON LLP

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January 25, 2021

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Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn: Jeff Kauten, Esq.

Re:	Troika Media Group, Inc. Amendment No. 9 to Draft Registration Statement on Form S-1 Submitted November 3, 2020 CIK No. 0001021096

Dear Ladies & Gentlemen:

As counsel to Troika Media Group, Inc. (the “Company”) we are responding to the Staff’s Comment Letter dated November 10, 2020.We have submitted an amended draft registration statement on this date reflecting the Company’s responses. Set forth below are the Company’s responses in the same order of the comments which are repeated below.

Draft Registration Statement on Form S-1 Proposed Acquisitions, page 4

1.	Please update your disclosure regarding the status of your "negotiations with several companies." Provide quantified detail of the proposed purchase price or range of prices under consideration. Specifically indicate whether or not you believe it is probable that one or more acquisitions will be consummated and advise us. Also, with respect to any probable acquisitions, explain to us your consideration of Rule 8-04 and Article 11 of Regulation S-X.

Response:

This comment has been complied with. All references to the Company being in negotiations with other companies have been deleted. In its place on page 4, as well as elsewhere is the statement: “Upon the outset of the COVID-19 pandemic we were forced to terminate all negotiations with proposed acquisitions.”

Division of Corporation Finance

U.S. Securities and Exchange Commission

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Impact of the Global COVID-19 Virus, page 34

2.

Please revise the discussion on page 35 to include the actual impact of the pandemic on your year-end results now that you have included your fiscal year ended June 30, 2020 audited financial statements in the filing.

Response:

The actual impact of the pandemic on the Company’s revenue has been included in the latest filing. Based on information provided by business unit leaders, the Company believes $13.0 million or 80.2% of the $16.2 million decrease in revenue from the fiscal year ending June 30, 2020 compared to the fiscal year ending June 30, 2019 is directly attributable to the COVID-19 pandemic. The Company will continue to report such detail in future filings.

Results of Operations

For the fiscal year ended June 30, 2020 compared to the fiscal year ended June 30, 2019, page 36

3.	Please expand the discussion to provide more detail regarding the impact of "underperformance" on revenues in 2020. Please address price and volume changes in revenues from period to period. Please refer to Financial Reporting Codification section 501.04 for guidance.

Response:

The Company has reviewed section 501.04 of the Codification of Financial Reporting and has expanded on its explanation pertaining to the decrease in revenue. The Company’s revenue is not based on the selling of inventory which has easily distinguishable price and volume metrics. The decreases in revenue primarily relate to Mission Media Holdings Limited and their chief revenue stream consists around the staging of highly customized live-event experiences which are not frequently recurring in nature. As a result of services provided and that it is often non-recurring one-off agreements, price and volume metrics are difficult to expand upon.

Our revenues for the years ended June 30, 2020 and 2019 were $24,613,000 and $40,791,000 respectively, a decrease of approximately $16,178,000, or 39.7%, driven by the underperformance of Media Holdings Limited. This decrease is primarily due to the both the UK and US subsidiaries of Mission-Media Holdings Limited experiencing difficulties renewing existing and generating new business as a result of the abrupt departure of their President/Founder in January 2019. The revenue recognized by Media Holdings Limited is generating primarily by the staging of live-events and are often non-recurring in nature. Of the $16,178,000 decrease in revenue, $14,015,000, or 86.6%, is attributable to Mission-Media Holdings Limited of which $7,036,000 and $6,979,000 relate to the UK and US subsidiary, respectively.

Division of Corporation Finance

U.S. Securities and Exchange Commission

Critical Accounting Policies, page 39

4.	We note that you deleted the critical accounting policy for intangible assets in the current amendment. Please revise to include your policy for intangible assets or tell us why you believe it is no longer considered to be a critical accounting policy despite the intangible asset and goodwill impairment recorded in fiscal 2020.

Response:

The critical accounting policy for intangible assets and goodwill have been included in MD&A.

Description of Capital Stock, page 76

5.	Please revise the disclosure to correct for the inconsistency between the authorized shares of 300,000,000 in the first sentence and the disclosure to "reduce the authorized shares of common stock from 600,000,000 to 300,000."

Response:

This correction has been made.

Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies Liquidity, page F-8

6.	We note that you disclose the consolidated fiscal year 2022 forecast for adjusted EBITDA. Please revise to move such disclosure from the notes to the financial statements to MD&A and provide all disclosures required pursuant to Rule 11-03 of Regulation S-X regarding forecasts and projections, or alternatively, remove disclosure of the forecast.

Response:

The comment regarding the fiscal year 2022 EBITDA forecast has been removed from the footnotes and from the entire Registration Statement.

Very truly yours, DAVIDOFF HUTCHER & CITRON LLP

	By:	/Elliot H. Lutzker/
Elliot H. Lutzker

EHL/